[LOGO OF JOHN HANCOCK]  John Hancock Life Insurance Company of New York
                        A Stock Company

--------------------------------------------------------------------------------
                              SUPPLEMENTARY BENEFIT

                             CHANGE OF LIFE INSURED
--------------------------------------------------------------------------------

This rider is attached to and made a part of your policy. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

BENEFIT

You may change the life insured (from the "old life insured" to a "new life insured") under your policy, subject to the following terms.

INSURABLE INTEREST

You must have an insurable interest in the new life insured.

CONSENT

The new life insured must consent in writing to the change.

EVIDENCE OF INSURABILITY

We will require evidence which satisfies us of the new life insured's insurability. If we do not accept the new life insured as a standard risk, we can apply an Additional Rating or refuse to allow the change.

CHANGE DATE

The change date will be the beginning of the Policy Month following the date we approve the request.

EFFECT ON THE POLICY

The change will have the following effect on the policy.

(a) The change takes place at the change date. Before this date, the policy provides no insurance on the new life insured. On and after this date, the policy provides no insurance on the old life insured.

(b) The Policy Value, Total Face Amount, and any contract charges will be the same after the change date as they were before the change date, unless the change would cause the policy to fail to qualify as life insurance for tax purposes. If this occurs then you may either,

     (1)  increase the Total Face Amount of the policy, or

     (2)  request a partial Net Cash Surrender Value withdrawal in order to cause the policy after the change to qualify as life insurance for tax purposes. An increase in Total Face Amount or a partial Net Cash Surrender Value Withdrawal will be subject to all the provisions of the policy governing such events.

06COLNY                              Page 1

(c) The rates for Cost of Insurance after the change date will reflect the new life insured's Age, sex, Risk Classification and any Additional Rating which applies. For Cost of Insurance purposes the duration of the coverage will be determined from the date the coverage was originally added.

(d) Supplementary Benefit riders on the old life insured will be canceled as of the change date. Supplementary Benefit riders may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits.

(e) The Incontestability and Suicide provisions of the policy will apply to the Total Face Amount at the change date as if this amount was an increase in Total Face Amount at that time.


CHANGE FEE

We will charge a $250 fee to cover our expenses for the change. The fee will be the same for all changes of this kind being made at the same time.

TERMINATION

The benefit terminates on the earliest of:

(a)  The date you cease to be the owner of the policy.

(b)  Termination of this policy.


                                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK



                                               /s/ James W. Gallagher
                                               ----------------------
                                                       President


06COLNY                              Page 2